Exhibit 99.4
CERTIFICATION OF

PRINCIPAL

EXECUTIVE OFFICER
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, P.

Peter Pascali,

certify that:
1.

I have reviewed this annual report on Form 40-F of PyroGenesis

Canada Inc.;
2.

Based

on my

knowledge,

this

report does

not contain

any untrue

statement

of

a

material fact

or omit

to state

a
material fact necessary

to make the

statements made,

in light of

the circumstances

under which such

statements
were made, not misleading with respect to the period covered by this report;
3.

Based

on

my

knowledge,

the

financial

statements,

and

other

financial

information

included

in

this

report,

fairly
present in all

material respects

the financial condition,

results of operations

and cash flows

of the registrant

as of,
and for, the periods presented

in this report;
4.

The registrant's other certifying officer(s)

and I are responsible for establishing and maintaining

disclosure controls
and

procedures

(as

defined

in

Exchange

Act

Rules

13a-15(e)

and

15d-15e))

and

internal

control

over

financial
reporting (as defined in Exchange Act Rules 13a-15(f)

and 15d-15(f)) for the registrant and have:
a.

Designed such

disclosure controls

and procedures,

or caused

such disclosure

controls and

procedures to
be designed under our supervision, to ensure

that material information relating to the

registrant, including its
consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.

Designed

such

internal

control

over

financial

reporting,

or

caused

such

internal

control

over

financial
reporting to be designed under our supervision,

to provide reasonable assurance regarding the

reliability of
financial

reporting

and

the

preparation

of

financial

statements

for

external

purposes

in

accordance

with
generally accepted accounting principles;
c.

Evaluated

the

effectiveness

of

the

registrant's

disclosure

controls

and

procedures

and

presented

in

this
report our

conclusions about

the effectiveness

of the

disclosure controls

and procedures,

as of

the end

of
the period covered by this report based on such evaluation;

and
d.

Disclosed in this

report any change

in the registrant's

internal control over

financial reporting that

occurred
during the registrant's most

recent fiscal year that

has materially affected, or is

reasonably likely to materially
affect, the registrant's internal control over financial

reporting; and
5.

The

registrant's

other

certifying

officer(s)

and

I

have

disclosed,

based

on

our

most

recent

evaluation

of

internal
control

over

financial

reporting,

to

the

registrant's

auditors

and

the

audit

committee

of

the

registrant's

board

of
directors (or persons performing the equivalent functions):
a.

All

significant

deficiencies

and

material

weaknesses

in

the

design

or

operation

of

internal

control

over
financial reporting

which are reasonably

likely to adversely

affect the

registrant's ability

to record, process,
summarize and report financial information; and
b.

Any fraud,

whether or

not material,

that involves

management or

other employees

who have

a significant
role in the registrant's internal control over financial reporting.
Date: March 31
st
, 2023 By:
/s/ P.

Peter Pascali
P.

Peter Pascali
Chief Executive Officer
(Principal Executive Officer)